Exhibit 23

Consent of Independent Auditors

The Board of Directors
International Multifoods Corporation:

We consent to incorporation by reference in the registration statement No. 333-51399 on Form S-8 of International Multifoods Corporation of our report dated May 23, 2003 relating to the statements of net assets available for plan benefits of the Employees’ Voluntary Investment and Savings Plan of International Multifoods Corporation as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2002, which report appears elsewhere in this December 31, 2002 annual report on Form 11-K of International Multifoods Corporation.

/s/ KPMG LLP

Minneapolis, Minnesota
June 25, 2003